Aberdeen Emerging Markets Equity Income Fund, Inc.
1735 Market Street, 32nd Floor
Philadelphia, PA 19103

May 23, 2019

VIA EDGAR

Ms. Anu Dubey

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Aberdeen Emerging Markets Equity Income Fund, Inc. (the “Fund”)
SC TO-I filed May 17, 2019 Investment Company Act File No. 811-05770

Dear Ms. Dubey:

This letter responds to the comment on the above-referenced SC TO-I filing that the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided in a telephone conversation with Katherine Corey and Jennifer Rogers on May 22, 2019.  The SC TO-I relates to a tender offer being conducted by the Fund. For your convenience, the comment has been restated below.  The Fund’s response is set out immediately under the restated comment.

Comment:                                     The SC TO-I filed on May 17, 2019 does not include all of the requirements of Schedule TO in the Offer to Purchase filed as exhibit a.1.I. Please confirm whether this is a filing error, and if so, please confirm that the full documents required by Schedule TO were mailed to Fund shareholders as required by Rule 13e-4. Please also file an amended Schedule TO containing all of the requirements of Schedule TO and Rule 13e-4.

Response:                                        The Fund confirms that a filing error occurred with respect to the May 17, 2019 SC TO-I, causing only the first page of the Offer to Purchase to appear on EDGAR, and that the complete Offer to Purchase was mailed to shareholders on the commencement date of May 17, 2019. The Fund has filed a SC TO-I/A including the complete Offer to Purchase.

Very truly yours,

/s/ Katherine A Corey, Esq.
Name: Katherine A Corey, Esq.

Cc:

Lucia Sitar, Esq.

Elliot Gluck, Esq.

Margery Neale, Esq.